
06019590



BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND


SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2006
WASH. D.C.
213
SECTION

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, December 18, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.111 per unit will be paid on January 15, 2007 to unitholders of record at the close of business on December 29, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the fund's publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

BROMPTON
FUNDS